THOMPSON	ATLANTA CINCINNATI COLUMBUS NEW YORK
HINE	BRUSSELS CLEVELAND DAYTON WASHINGTON, D.C.

September 21, 2007

VIA EDGAR (Correspondence Filing)

Mr. Chad Eskildsen U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 6

File Nos. 333-132541; 811-21872

Dear Mr. Eskildsen:

On behalf of the Registrant, this letter responds to the comments you provided to JoAnn Strasser on August 28, 2007 with respect to Post-Effective Amendment No. 6 to the Registrant’s Registration Statement filed in order to register two new series, the America First Income Strategies Fund and the America First Prestige Fund.  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:	Under the "Risk/Return Summary, Principal Strategies, Preferred Stocks" subsection for the America First Income Strategies Fund, include a brief description of preferred stocks.
Response:

The following has been added to the "Preferred Stocks" subsection:

A preferred stock is a type of stock that pays dividends at a set rate (at the time of issuance). Dividend payments to preferred holders must be made before common stock dividends can be paid. Preferred stocks usually do not have voting rights.

Comment 2:

Under the "Risk/Return Summary, Principal Strategies, Preferred Stocks" subsection for the America First Income Strategies Fund, put the following sentence in  plain english:

The Fund's adviser will also consider the price relative strength of the issuer's common stock in selecting preferred stocks.

Response:

The above sentence has been revised as follows:

In selecting preferred stocks, the Fund's adviser will also consider the price of the issuer's common stock over a period of time relative to that of a market index.

Comment 3:

Under the "Risk/Return Summary, Principal Strategies, Common Stocks" subsection for the America First Income Strategies Fund, define "small and mid-cap companies" in the following section:

The Fund's advisor uses a highly disciplined proprietary strategy that selects dividend-oriented common stocks based on dividend yield, cash flow, operating earnings growth, operating earnings yield, and common shares outstanding.  The strategy has historically chosen small and mid-cap companies and occasionally, Real Estate Investment Trusts ("REITs").

Response:

The section has been revised as follows:

The Fund's advisor uses a highly disciplined proprietary strategy that selects dividend-oriented common stocks based on dividend yield, cash flow, operating earnings growth, operating earnings yield, and common shares outstanding.  The strategy has historically chosen small and mid-cap companies and occasionally, Real Estate Investment Trusts ("REITs").  Small cap companies are defined as companies having a market capitalization between $300 million and $2 billion and mid-cap companies are defined as companies having a market capitalization between $2 billion and $10 billion.

Comment 4:

Under the "Risk/Return Summary, Principal Strategies, Common Stocks"  subsection for the America First Income Strategies Fund, explain what is meant by "rebalanced semiannually" in the following sentence:

The common stocks in the Fund's portfolio are rebalanced semiannually.

Response:	The sentence has been revised as follows: The common stocks in the Fund's portfolio are reevaluated semiannually in order to replace lower dividend common stocks with higher dividend common stocks.
Comment 5:

Under the "Risk/Return Summary, Principal Strategies,  Private Mortgage Funds" subsection for the America First Income Strategies Fund, state the credit rating limitations, if any, on the Fund's investments in private mortgage funds.

Response	Private mortgage pools do not have credit ratings, therefore we did not make any changes to this subsection.
Comment 6:

Under the "Risk/Return Summary, Principal Strategies, Private Mortgage Funds" subsection for the America First Income Strategies Fund, explain what is meant by the "periodic rebalancing process" in the following sentence:

The Fund will sell a security when the security no longer meets the selection criteria, as part of the periodic rebalancing process or when it meets its target valuation.

Response

The sentence has been revised as follows:

The Fund will sell a security when the security no longer meets the selection criteria, as part of the periodic evaluation process used to replace lower performing securities in the portfolio with more attractive securities, or when a security meets its target valuation.

Comment 7:	Under the "Risk/Return Summary, Principal Risks of Investing in the Fund" subsection for the America First Income Strategies Fund, include disclosure about the risks of investing in preferred stocks.
Response

The following disclosure has been added:

Preferred Stock Risk.  The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock.  Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments.  Preferred stock prices tend to move more slowly upwards than common stock prices.

Comment 8:

The “Shareholder Fees" table for Class C shares of each Fund should be revised since Class C shares charge more than one type of sales charge. Instruction 2(a)(ii) to Item 3 of Form N-1A states that if more than one type of sales charge is imposed, the first caption in the table should read "Maximum Sales Charge (Load)" and show the maximum cumulative percentage.  The percentage amounts and terms of each sales charge comprising that figure should be listed in separate captions below.

Response:

The "Shareholder Fees" table for Class C shares of each Fund has been revised as follows:

Shareholder Fees                                                                  Class C

(fees paid directly from your investment)

Maximum Sales Charge (Load)                                                2.00%

  Maximum Sales Charge (Load) Imposed on Purchases      1.00%

  Maximum Deferred Sales Charge (Load)                               1.00%

Comment 9:

In the “Annual Fund Operating Expenses" table for each Fund, confirm that estimated "Acquired (Underlying) Fund Fees and Expenses" will be less than 0.01% after considering any estimated expenses in underlying funds, such as private mortgage funds, underlying Business Development Companies and REITs.

Response:

After considering the estimated underlying fund expenses in investment vehicles such as private mortgage funds, underlying Business Development Companies and REITs, we have determined the estimated "Acquired (Underlying) Fund Fees and Expenses" to be 1.25% for each Fund and have revised the "Annual Fund Operating Expenses" table accordingly.

Comment 10:

Footnote 5 to the fee tables for each Fund should indicate that the advisor's contractual fee waiver will be in effect for at least one year.  Also, the phrase "of the waiver" should be added to the following sentence.

Each waiver or reimbursement by the advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which that particular expense is incurred, if the Fund is able to make the repayment without exceeding the expense limitation in effect at the time of the waiver and the repayment is approved by the Board of Trustees.

Response:	Footnote 5 will indicate that the advisor's contractual fee waiver will be in effect for at least one year. The above mentioned sentence in the footnote has been revised as instructed.
Comment 11:

In the "Risk/Return Summary, Principal Strategies" subsection for the America First Prestige Fund, provide information about the capitalization range of equity securities of publicly listed companies in which the Fund may invest.  If the Fund can invest in small and mid cap equity securities, provide risk disclosure on investments in small and mid cap securities.

Response:

The following sentence has been added to the subsection:

The Fund may invest in equity securities of publicly listed companies with any market capitalization.

The following risk disclosure has been added:

Smaller Capitalization Stock Risk.  To the extent the Fund invests in the stocks of smaller-sized  companies, the Fund may be subject to additional risks.  The earnings and prospectus of these companies are more volatile than larger companies.  Smaller-sized companies may experience higher failure rates than do larger companies.  The trading volume of securities of smaller-sized companies is normally less than that of larger companies, and therefore, may disproportionately affect their market price, tending to make them fall more in response to selling pressure than is the case with larger companies.  Smaller-sized companies may have limited markets, product lines or financial resources and may lack management experience.  All of these risks are increased when the Fund invests in micro-cap stocks.

Comment 12:

In the "Risk/Return Summary, Private Equity" subheading for the  America First Prestige Fund, add the word "net" to the following  sentence:

The Fund may invest up to 15% of its net assets in private placement equity offerings.

Response:	The sentence has been revised as instructed.
Comment 13:

In the "Risk/Return Summary, Principal Risks of Investing in the Fund" subsection for the America First Prestige Fund" add risk disclosure on investments in the natural resources and consumer non-cyclical sectors.

Response:

The following risk disclosure has been added to the "Principal Risks of Investing in the Fund" subsection:

Natural Resource Risk.  The supply of natural resources and the value of natural resource stocks  may be negatively influenced by a number of factors including natural disasters (earthquakes or fires) or  political events (coups, military confrontations or terrorist acts).  Natural resources may also be negatively influenced by changes in government regulation, price and supply fluctuations and changes in technology.   In addition, interest rates and general economic conditions may affect the demand for natural resources.

Consumer Non-Cyclical Risk.   Because consumer non-cyclical stocks provide essential goods and services, they may not perform as well as consumer cyclical stocks (that provide luxury goods and services) during periods of economic growth.  Consumer non-cyclical stocks are subject to the risk that adverse economic or governmental developments affecting a particular industry group may significantly affect the value of the Fund's shares.

Comment 14:	In the "Portfolio Manager" section, state how long Mr. Gonsalves has been managing the Funds.
Response:	The following sentence has been added to the "Portfolio Manager" section: Mr. Gonsalves has been the portfolio manager for each Fund since its inception.

Statement of Additional Information

Comment 1:	The asterisk in the "Interested Trustees" table under the column, "Number of Portfolios Overseen In The Fund Complex*" should either contain a footnote or be removed.
Response:	The asterisk has been removed.
Comment 2:	The table describing the compensation paid to the Trustees of the Trust should not contain estimated expenses but should reflect actual expenses.
Response:

The table has been revised as follows:

The following table describes the compensation paid to the Trustees of the Trust for the fiscal year ended June 30, 2007.  The Income Strategies and Prestige Funds were not in operation during the Trust’s fiscal year ended June 30, 2007.  The Trust has no retirement or pension plans.

Name of Person,       Aggregate                 Total

Position(s)                 Compensation          Compensation

                                   from the Trust          from the Trust

                                                          and the Fund Complex

Tobias Caldwell

 $ 2,500

  $ 2,500

Tiberiu Weisz

 $ 2,000

  $ 2,000

Dr. Bert Pariser

 $ 500

  $   500

Jerry Szilagyi

 $    0

  $      0

Comment 3:	Referring to the disclosure on affiliated brokerage transactions in the "Portfolio Transactions" section, confirm that the Funds are complying with Rule 17e-1.
Response:

The Trust has adopted Rule 17e-1 Procedures.  The Funds have not begun operations, but the Funds' 17e-1 transactions will be reviewed quarterly by the Board of Trustees and are reviewed quarterly by the Board for the existing series of the Trust.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Trust has authorized us to acknowledge on its behalf that:

1.

The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact me at 513-352-6725.

Sincerely,

/s/

THOMPSON HINE LLP